Filed by WPCS International Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

Toyota of Manhattan Selects DropCar’s Enterprise Vehicle Service Platform to
Streamline Service Appointments and Deepen Relationships with Customers

DropCar adds a major Toyota dealer to its premier automotive roster, which now includes Mercedes of
Manhattan, Lexus of Manhattan, Jaguar and Land Rover of Manhattan, Manhattan Motorcars with brands Porsche, Bentley, Lamborghini and Bugatti

NEW YORK, November 7, 2017 (GLOBE NEWSWIRE) -- DropCar, Inc. (“DropCar”), a software and logistics provider of cloud- and app-based vehicle support and concierge services for both the automotive industry and consumers, today announced the entry into a definitive agreement with Toyota of Manhattan to utilize DropCar’s Enterprise Vehicle Assistance & Logistics technology platform (“VAL”). DropCar’s VAL platform will enable Toyota of Manhattan’s maintenance and sales teams to provide an entirely new level of service to their customers by automating the pickup and delivery of vehicles for service and maintenance.

“Our platform enables dealerships to meet the expectations of today’s time-deprived urban professionals by automating the process of servicing or repairing a car so it happens in the background to their daily lives,” said Spencer Richardson, co-founder and CEO of DropCar. “Not only is the experience more convenient for customers, but it also allows dealerships to drive new service revenue that would have otherwise never occurred or gone elsewhere.”

This new agreement augments DropCar’s expanding enterprise base of premier automotive customers, which includes a wide range of dealerships operating throughout the Tri-state area (including Lexus of Manhattan, Jaguar and Land Rover of Manhattan, Mercedes Benz of Manhattan) and other Tier-One automotive original equipment manufacturers (OEMs). In October, DropCar announced a similar agreement with Manhattan Motorcars, Inc., a dealer of Porsche, Bentley, Lamborghini, and Bugatti vehicles.

DropCar’s VAL platform coordinates the movements and schedules of professional valets who transport vehicles to and from dealerships to customer locations, removing the need for a customer to drive their vehicle in for service.  Dealerships access the VAL platform via any browser where they can schedule, track in real time and report on vehicle movements, repair status and customer feedback. This level of convenience enables dealers to retain valuable post-sale service contracts and revenue from their customers.

“Toyota owners know that the best service and repair comes only from the Toyota-certified technicians at Toyota of Manhattan, and our partnership with DropCar now makes it a snap for them to ensure their vehicle is in the best hands,” said Michael Grau, General Manager of Toyota of Manhattan.

On September 6, 2017, DropCar and WPCS International Incorporated (NASDAQ: WPCS), entered into a definitive merger agreement whereby DropCar will merge with a wholly-owned subsidiary of WPCS with the DropCar securityholders receiving approximately 85% of the outstanding shares of WPCS common stock on a fully-diluted basis.

About DropCar

Founded and launched in New York City in 2015, DropCar offers its Vehicle Support Platform (VSP), a cloud-based platform and mobile app that help consumers and automotive-related companies reduce the cost, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. Its technology platform blends the efficiency and scale of cloud computing, machine learning and connected cars with the high-touch of highly trained valets to move cars to/from fully staffed, secure garages to/from the people (or businesses) who own them. Consumers use DropCar’s mobile app to ease the cost and stress of owning a car in the city. Dealerships, leasing companies, OEMs and shared mobility companies use DropCar’s enterprise platform to reduce costs, streamline logistics and deepen relationships with customers. More information is available at www.dropcar.com.

Media Contact

John Williams, Scoville PR for DropCar

jwilliams@scovillepr.com (206) 625-0075

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Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements and the impact of competitive products and services and technological changes. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in WPCS International Incorporated’s (“WPCS”) registration statement on Form S-4, including the proxy statement/prospectus/information statement therein, WPCS’ most recent Annual Report on Form 10-K, and WPCS’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). DropCar and WPCS can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, DropCar and WPCS undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed transaction between WPCS and DropCar, WPCS has filed relevant materials with the SEC, including a registration statement that contains a proxy statement and prospectus but the registration statement has not yet become effective.  DROPCAR AND WPCS URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DROPCAR, WPCS, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by WPCS with the SEC through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by WPCS with the SEC by contacting Investor Relations by mail at WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

WPCS and DropCar, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about WPCS’s directors and executive officers is included in WPCS’s Annual Report on Form 10-K for the year April 30, 2017, filed with the SEC on July 21, 2017.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.